VIA EDGAR and FIRST CLASS MAIL

July 29, 2008

Mr. Kevin L. Vaughn

Accounting Branch Chief

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-6010

Re:	Spansion Inc.
Form 10-K for the year ended December 30, 2007
Form 10-Q for the quarter ended March 30, 2008
File No. 0-51666

Dear Mr. Vaughn:

On behalf of Spansion Inc. (the “Company”), I am hereby responding to the comments received by facsimile on July 15, 2008 from the staff of the Commission (the “Staff”) with respect to the above-referenced reports of the Company. For ease of review, we have set forth below each of the numbered comments of your letter and the Company’s responses thereto.

Form 10-K for the year ended December 30, 2007

Note 5 — Related Party Transactions, page 87

JV1/JV2 Transaction and Related Agreements, page 89

1. We note your response to our prior comment 3. To the extent material, please also revise your MD&A discussion of your results of operations in future filings to discuss the impact of the JVI/JV2 transaction gain. Refer to Item 303(A)(3)(i) of Regulation S-K.

Response:

The Company respectfully advises the Staff that the Company, to the extent material, will revise its MD&A discussion of the results of operations in future filings to discuss the impact of the JV1/JV2 transaction gain.

Form 10-Q for the quarter ended March 30, 2008

Note 3 — Acquisition of Saifun Semiconductors Ltd. (Saifun), page 8

2. We note your response to prior comment 4. Please note the guidance in the second sentence of paragraph 48 of SFAS 141 which states that “the parties may, for convenience, designate as the effective date the end of an accounting period between the dates a business combination is initiated and consummated” (emphasis added). Please explain to us how your omission of the results of operations of Saifun for the period from March 18, 2008 to March 30, 2008 complies with paragraph 48 of SFAS 141.

Response:

The Company respectfully advises the Staff that it designated the effective date to be the date when the business combination was consummated, March 18, 2008, the date when the assets were received, liabilities assumed and equity interest issued. The Company did not, for convenience, designate any other date as the effective date although the second sentence of Paragraph 48 of SFAS 141 permits an alternative effective date to be a date at the end of an accounting period between the dates a business combination is initiated and consummated.

Therefore, the Company believes that the adoption of March 18, 2008 as the effective date complies with first sentence of paragraph 48 of SFAS 141.

The Company consolidated the financial position of Saifun as of the effective date which was included in its consolidated balance sheet as of March 30, 2008. However, the Company did not include the results of operations of Saifun for the stub period from March 18, 2008 to March 30, 2008 (13 days) as Saifun’s results during this period were immaterial to the Company’s results of operations. Saifun’s revenue and net loss for the stub period were approximately $0.6 million and $0.8 million, respectively, and only constituted approximately 0.11% and 0.68% of Spansion’s consolidated revenue and net loss of approximately $570 million and $118 million, respectively, for the quarter ended March 30, 2008.

The Company has included Saifun’s results of operations for the stub period from March 18, 2008 to March 30, 2008 (13 days) in its consolidated financial results for the quarter ended June 29, 2008. Saifun’s revenue and net loss for the stub period of approximately $0.6 million and $0.8 million, respectively, constituted approximately 0.10% and 0.79% of Spansion’s consolidated revenue and net loss of approximately $613 million and $101 million, respectively, for the quarter ended June 29, 2008.

Therefore, the impact of the exclusion of the stub period results of Saifun from the Company’s consolidated statements of operations for the quarter ended March 30, 2008 and its inclusion in the consolidated statements of operations for the quarter ended June 29, 2008 was immaterial. The Company will also disclose in its Quarterly Report on Form 10-Q for the quarter ended June 29, 2008 (“June 29, 2008 Form 10-Q”) that the operations of Saifun from March 18, 2008 through March 30, 2008 were included in its consolidated financial statements for the three months ended June 29, 2008.

Note 12 — Fair Value, page 20

3. We note your response to prior comment 5. You state that you utilized a discounted cash flow analysis provided by UBS Securities. Please address the following:

•	Please tell us about the nature and extent of the third party’s involvement in your decision-making process associated with the valuation of the auction rate securities.

•

Clarify for us whether UBS Securities was also the broker for the student loan backed auction rate securities that you held as of March 30, 2008. If so, tell us how you considered this relationship in determining the level of reliance you placed on the valuation.

•	Clarify for us whether the information provided by UBS Securities represented an offer to purchase your auction rate securities.

Response:

The Company respectfully advises the Staff that the nature and extent of a third party’s involvement in the Company’s decision making process associated with the valuation of the auction rate securities was limited to the receipt of information that was insightful in deriving the Company’s valuation approach. The Company developed its discounted cash flow (DCF) analysis internally and validated the assumptions with UBS as the Company regarded UBS as a broker-dealer, as well as a market participant, for these investments. The Company made its own assessment relating to the valuation of the auction rate securities and did not rely upon nor did UBS provide any of the assumptions in the DCF model which the Company used in its valuation of its auction rate securities. The Company respectfully clarifies to the Staff that it obtained a UBS valuation report of the SLARS, the values of which were similar to those derived by the Company from its own DCF analysis.

The Company confirms that, although UBS Securities was also the broker for the student loan backed auction rate securities held by the Company as of March 30, 2008, the Company invested in the SLARS based solely on the Company’s internal investment policy.

The information provided by UBS did not represent an offer to purchase the auction rate securities.

4. We note the information included in your response to prior comment 5 relating to the valuation of the student loan backed auction rate securities (SLARS) as of March 30, 2008. With a view towards improved disclosure in future filings, please address the following:

•	When available, please provide us with your significant assumptions underlying your discounted cash flow analysis as of June 29, 2008, including the illiquidity discount factor used.

•

In light of the current market for SLARS whereby most auctions are failing and the limited secondary markets that have developed have indicated significant discounts to par value, please explain to us and revise your disclosures to discuss why you believe your liquidity discount (140 basis points as of March 30, 2008) adequately compensates for the current illiquidity in the market for SLARS.

•

We note that your valuation indicated a 5% reduction in value for your SLARS, but your disclosures state that the valuation was not materially different than par. In light of the current economic environment and investor interest in auction-rate securities, explain to us how you concluded that the 5%, or approximately $6.1 million, reduction in value was not material for disclosure.

Response:

The Company respectfully advises the Staff that it will disclose the significant assumptions underlying the discounted cash flow analysis, including the illiquidity discount factor used in valuing its SLARS in its June 29, 2008 Form 10-Q. Please refer to the attached Appendix for the proposed disclosures which the Company intends to include in the June 29, 2008 Form 10-Q.

The Company believes that the liquidity discount of 140 basis points (bps) was adequate in valuing its auction rate securities (ARS) as of March 30, 2008 because of the credit quality of its SLARS portfolio. Approximately 92 percent of the ARS held by the Company is AAA-rated and Family Education Loan Program (FELP) backed securities. As of March 30, 2008, the Company believed that it would be able to sell these securities in the next twelve-month period. Including the liquidity factor, the Company had used a discount factor of 6.37% which represents a 260 bps spread well above the AAA-rated, government guaranteed paper other than the ARS securities that trades in a current active market. Please also refer to the attached Appendix for proposed disclosures which the Company intends to include in its June 29, 2008 Form 10-Q.

The Company respectfully informs the Staff that as of March 30, 2008, the 5% or approximately $6.1 million reduction in value, arising as a result of its discounted cash flow analysis, represented only approximately 0.4% of the Company’s total current assets and approximately 0.15% of its total assets. Furthermore, the Company had concluded and noted in its Quarterly Report on Form 10-Q for the quarter ended March 30, 2008 (Note 12 of Notes to Condensed Consolidated Financial Statements) that as of that date, there had been no material temporary or permanent impairment of such securities as they had not been subject to a forced liquidation or distress sale, the SLARS were AAA-rated representing the highest rating by a rating agency, and the Company’s SLARS were publicly quoted and traded in the SLARS’ auctions relating to such investments prior to the recent failures (since February 2008). The Company believed that the 5% decline in value was only temporary because it expected the SLARS market to become active again in the next twelve months or that it would be able to sell the ARS in a secondary market within the next twelve-month period.

The Company believes that it had sufficiently informed its investors of the material facts relating to the then current economic environment of the SLARS market and the credit quality of the Company’s SLARS portfolio. Therefore, the Company believes the disclosure of an indication of impairment of 5%, or approximately $6.1 million arising from a discounted cash flow model to estimate fair value of the Company’s SLARS would not have changed the judgment of a reasonable investor.

5. Your response to prior comment 5 does not appear to adequately address the specific factors that led you to conclude as of March 30, 2008 that you would be able to realize the par value of your student loan backed auction rate securities (SLARS) in the next twelve months. With a view toward your disclosure in your upcoming June 29, 2008 Form l0-Q, please provide us with an analysis of the specific factors you considered in determining that you would be able to sell your SLARS at par through a successful auction, sale to a buyer outside the auction process or redemption by the issuers within the next twelve months. Alternatively, if as of June 29, 2008 you no longer believe that you will be able to sell the SLARS at par in the next twelve months, disclose that determination.

Response:

The Company respectfully advises the Staff that the Company has recorded a temporary impairment of its SLARS of approximately $13.4 million in other comprehensive income for the quarter ended June 29, 2008. The Company believes that the unrealized loss is temporary in nature and has classified its SLARS as current assets. Please refer to the attached Appendix for the proposed disclosures that the Company intends to include in its June 29, 2008 Form 10-Q.

General

6. In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States,

Response:

The Company respectfully advises the Staff that the Company acknowledges the following:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments in the filing reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

* * *

The Company respectfully advises the Staff that the Company intends to file its Quarterly Report on Form 10-Q for the quarter ended June 29, 2008 on Wednesday, August 6, 2008. Please do not hesitate to contact me by telephone at (408) 616-1133 or by fax at (408) 616-6622 with any questions or comments regarding this letter.

Very truly yours,

/s/ Dario Sacomani
Dario Sacomani
Executive Vice President and Chief Financial Officer

cc:	Eric Atallah, Staff Accountant
Martin James, Senior Assitant Chief Accountant

APPENDIX

Proposed Disclosures on Auction Rate Securities as of June 29, 2008 in Quarterly Report on Form 10-Q for the Quarter Ended June 29, 2008:

As of the date of this letter, the Company is in the process of preparing its Form 10-Q for the quarter ended June 29, 2008. While this draft disclosure is subject to final review, the Company intends that its disclosures will be substantially in the form of the following:

ITEM 1.	FINANCIAL STATEMENTS (UNAUDITED) – NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

12. Fair Value

As of June 29, 2008, the fair value measurements of the Company’s cash equivalents and marketable securities consisted of the following and which are categorized in the table below based upon the fair value hierarchy:

	Level 1	Level 2	Level 3	Total
	(in millions)
Money market funds	$164	$—	$—	$164
Auction rate securities	—	—	109	109

Total cash equivalents and marketable securities	$164	$—	$109	$273

The table below presents a reconciliation for market securities measured at fair value on a recurring basis using significant unobservable inputs (Level 3) for the three and six months ended June 29, 2008:

Three Months Ended June 29, 2008
(in millions)
Beginning balance as of March 31, 2008	$122
Unrealized loss included in other comprehensive income	(13)

Ending fair value as of June 29, 2008	$109

Six Months Ended June 29, 2008
(in millions)
Beginning balance as of December 31, 2007	$—
Transfer in	122
Unrealized loss included in other comprehensive income	(13)

Ending fair value as of June 29, 2008	$109

Marketable Securities

The Company’s marketable securities at June 29, 2008 consist of $108.5 million of auction rate securities (ARS) valued at fair value which are substantially backed by student loans and are guaranteed by the U.S. government Federal Family Education Loan Program (FFELP). These securities have credit ratings of AAA and Aaa. Prior to February 2008, these securities were publicly quoted and traded in auctions relating to such investments. The fair value of these securities approximated face value due to the frequent auction periods, generally every seven to 28 days, which provided liquidity to these investments. However, subsequent to February 2008 all of these securities failed to be traded in these auctions. Given the failures in the auction markets, as well as the lack of any correlation of these instruments to other observable market data, there are no longer observable inputs available as defined by Levels 1 and 2 of the fair value hierarchy of Statement 157 by which to value these securities. Therefore, these auction rate securities are classified within Level 3 and their valuation requires substantial judgment and estimation of factors that are not currently observable in the market due to the lack of trading in the securities.

The Company has estimated the fair values of its ARS investments at June 29, 2008 using a discounted cash flow (DCF) methodology. Significant assumptions considered in the DCF models were the credit quality of the instruments, the percentage and the types of guarantees (such as FFELP), the probability of the auction succeeding or the security being called, and an illiquidity discount factor. The key assumptions used in the discounted cash flow analyses to determine the fair values as of June 29, 2008 were the discount factor to be applied and the period over which the cash flows would be expected to occur. The discount factor used was based on the three-month LIBOR (2.79% as of June 29, 2008) adjusted by 120 basis points (bps) to reflect the then current market conditions for instruments with similar credit quality at the date of the valuation. In addition, the discount factor was incrementally adjusted for a liquidity discount of 280 bps to reflect the risk in the marketplace for these investments that has arisen due to the lack of an active market for these instruments. The Company applied this discount factor over the expected life of the estimated cash flows.

The Company’s analyses indicated the fair value of its ARS investments was approximately $108.5 million, as compared to a face value of approximately $121.9 million as of June 29, 2008. The impairment in value, or $13.4 million, is currently considered by the Company to be temporary in nature and, accordingly, has been recorded as an unrealized loss in the comprehensive income (loss) component of stockholders’ equity.

The Company has classified its investments in ARS as current assets. The Company currently believes that it will be able to sell these securities and have the proceeds available for use in its operations within the next twelve months through a future successful auction, a sale to a buyer outside of the auction process, a call on these investments, or a redemption by which issuers establish a different form of financing to replace these securities.

ITEM 2.	MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Critical Accounting Policies

Our marketable securities at June 29, 2008 consist of $108.5 million of auction rate securities (ARS) valued at fair value which are substantially backed by student loans and are guaranteed by the U.S. government Federal Family Education Loan Program (FFELP). These securities have credit ratings of AAA and Aaa. Prior to February 2008, these securities were publicly quoted and traded in the auctions relating to such investments.

Historically, the fair value of our ARS investments has approximated face value due to the frequent auction periods, generally every 7 to 28 days, which provided liquidity to these investments. However, subsequent to February 2008, all auctions involving these securities have failed. The result of a failed auction is that these ARS will continue to pay interest in accordance with their terms at each respective auction date; however, liquidity of the securities will be limited until there is a successful auction, the issuer redeems the securities, the securities mature or until such time as other markets for these ARS investments develop. We cannot be certain regarding the amount of time it will take for an auction market or other markets to develop. Accordingly, we have concluded that the estimated fair value of the ARS no longer approximates the face value primarily due to the lack of liquidity.

We have estimated the fair values of our ARS investments at June 29, 2008 using a discounted cash flow (DCF) methodology. Significant assumptions considered in the DCF models were the credit quality of the instruments, the percentage and the types of guarantees (such as FFELP), the probability of the auction succeeding or the security being called, and an illiquidity discount factor. The key assumptions used in the discounted cash flow analyses that were to determine the fair values as of June 29, 2008 were the discount factor to be applied and the period over which the cash flows would be expected to occur. The discount factor used was based on the three-month LIBOR (2.79% as of June 29, 2008) adjusted by 120 basis points (bps) to reflect the then current market conditions for instruments with similar credit quality at the date of the valuation. In addition, the discount factor was incrementally adjusted for a liquidity discount of 280 bps to reflect the risk in the marketplace for these investments that has arisen due to the lack of an active market for these instruments. We applied this discount factor over the expected life of the estimated cash flows.

Our analyses indicated the fair value of our ARS investments was approximately $108.5 million, as compared to a face value of approximately $121.9 million as of June 29, 2008. The impairment in value, or $13.4 million, is currently considered by us to be temporary in nature and, accordingly, has been recorded as an unrealized loss in the comprehensive income (loss) component of stockholders’ equity.

The failures in the ARS market are still recent in nature and have been experienced for less than six months. We are aware that the volume of call activity on Student Loan Auction Rate Securities, although still representing a small proportion of the estimated total market for these securities, increased in the month of June 2008, with approximately $1.2 billion of calls in that month, all of which were at par, and which were for investments comparable in credit quality to those held by us. The growth in call activity in recent months serves to indicate to us that the development of alternative channels of liquidity for these investments is improving as compared to earlier in the year.

For these reasons, we believe that the unrealized loss is temporary in nature and we have classified our investments in ARS as current assets. We currently believe that we will be able to sell these securities and have the proceeds available for use in our operations within the next twelve months through a future successful auction, a sale to a buyer outside of the auction process, a call on these investments, or a redemption by which issuers establish a different form of financing to replace these securities.

Our auction rate securities have been classified as Level 3 assets in accordance with FASB Statement No. 157, Fair Value Measurements, as their valuation requires substantial judgment and estimation of factors that are not currently observable in the market due to the lack of trading in the securities. If different assumptions were used for the various inputs to the valuation approach including, but not limited to, assumptions involving the estimated lives of the ARS investments, the estimated cash flows over those estimated lives, and the estimated discount rates applied to those cash flows, the estimated fair value of these investments could be significantly higher or lower than the fair value we determined as of June 29, 2008.

We continue to closely monitor the general market for ARS, as well as for our specific ARS investments. This is an area of extreme subjectivity of judgment and there is a fluidity of market conditions and other factors outside of our control which we may be unable to reasonably and accurately predict. It is possible that our assumptions about future alternative liquidity sources will prove to be overly optimistic. If the fair value of our investments deteriorates further and if no liquidity vehicles are available in the near future, we may be required to realize an impairment charge as an “other than temporary” expense through our statements of operations.